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                            As filed with the Securities and Exchange Commission on July 16, 2001

                                                                                         Registration Statement No. 333-62434
==================================================================================================================================

                                              SECURITIES AND EXCHANGE COMMISSION
                                                    Washington, D.C. 20549
                                                   ------------------------

                                                       Amendment No. 1

                                                              to
                                                           FORM S-3
                                                    REGISTRATION STATEMENT
                                                            UNDER
                                                  THE SECURITIES ACT OF 1933
                                                   ------------------------
                                                    SL GREEN REALTY CORP.
                                 (Exact name of each registrant as specified in its charter)


                              Maryland                                                                13-3956775
(State or other jurisdiction of incorporation or organization)                            (I.R.S. employer identification number)


                                                   ------------------------
                                                     420 Lexington Avenue
                                                   New York, New York 10170
                                                        (212) 594-2700

  (Address, including zip code, and telephone number, including area code, of each registrant's principal executive office)

                                                   ------------------------
                                                       Stephen L. Green
                                             Chairman and Chief Executive Officer
                                                     420 Lexington Avenue
                                                   New York, New York 10170
                                                        (212) 594-2700
             (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                                      ------------------------


                                                           Copy to:
                                                   Edward F. Petrosky, Esq.
                                                     James O'Connor, Esq
                                                Sidley Austin Brown & Wood LLP
                                                    One World Trade Center
                                                   New York, New York 10048
                                                        (213) 839-5300

                                                  ------------------------



     Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box./X/

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to
Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box./X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering./ /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering./ /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box./X/

                                                   ------------------------
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                                               CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                              Proposed Maximum         Proposed Maximum
          Title of Class of               Amount to be       Aggregate Price per      Aggregate Offering         Amount of
     Securities to be Registered           Registered             Share (1)               Price (1)         Registration Fee (2)
---------------------------------------------------------------------------------------------------------------------------------
Shares of Common Stock, $.01 par
value per share (2) .................       284,787                $28.18                 $8,025,297             $2,006(3)
=================================================================================================================================


  (1) Estimated solely for purposes of calculating the registration fee.

  (2) Pursuant to Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended, the registration fee is calculated based on the average of the high and low sale prices of SL Green Realty Corp.'s common stock on the New
      York Stock Exchange for June 1, 2001

  (3) Previously paid.

                                                   ------------------------

      The Registrant hereby amends this Registration Statement on the date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration
  Statement shall thereafter become effective with Section 8(a) of the Securities Act of 1933 or until this Registration
  Statement shall become effective on the date as the Commission, acting pursuant to said Section 8(a), may determine.

==============================================================================
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


The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any State where the offer or sale is not permitted.


                            SUBJECT TO COMPLETION,

                  PRELIMINARY PROSPECTUS DATED JULY 16, 2001


PROSPECTUS

                                284,787 Shares
                                   SL GREEN
                                 REALTY CORP.
                                 Common Stock

                                --------------



This Prospectus relates to:

o the offer and sale from time to time by a selling shareholder of up to 44,772 shares of our common stock issued to that shareholder in exchange for units of limited partnership interest in SL Green Operating Partnership, L.P. and

o the offer and sale from time to time by certain shareholders of up to 240,015 shares of our common stock which may be offered from time to time by the selling shareholders named in this prospectus.

     The registration of the shares does not necessarily mean that any of the unitholders will redeem their units or that any of the shares will be offered or sold by any of the selling shareholders. We will receive no proceeds of any sales of the shares, but will incur expenses in connection with the offering. See "Selling Shareholders" and "Plan of Distribution"

     We will acquire units from the redeeming unitholders in exchange for shares of common stock that we issue. Upon any redemption, we may elect to pay cash for the units tendered rather than common shares.

     Our common stock is listed on the New York Stock Exchange under the symbol SLG.

     The selling shareholders from time to time may offer and sell the shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in the section of this prospectus entitled "Plan of Distribution" or in an accompanying prospectus supplement. Each of the selling shareholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents.

     See "Risk Factors" beginning on page 2 of this prospectus for a description of factors that should be considered by purchasers of the securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offence.


July __, 2001

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                                                  TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----




INFORMATION ABOUT SL GREEN........................................................................................1

RISK FACTORS......................................................................................................2

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE...................................................................8

NO PROCEEDS TO SL GREEN...........................................................................................8

SELLING SHAREHOLDERS..............................................................................................9

DESCRIPTION OF COMMON STOCK.......................................................................................9

RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK.......................................................................11

MATERIAL FEDERAL INCOME TAX CONSEQUENCES.........................................................................12

PLAN OF DISTRIBUTION.............................................................................................22

LEGAL MATTERS....................................................................................................23

EXPERTS..........................................................................................................23

WHERE YOU CAN FIND MORE INFORMATION..............................................................................23

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                                                         i

                          INFORMATION ABOUT SL GREEN

     SL Green is a self managed real estate investment trust, which we refer to as a REIT, with in-house capabilities in property management, development, construction and acquisitions. We are the first such REIT to own, manage, lease, acquire and reposition only Class B office properties in Manhattan. We own all of our assets and conduct substantially all of our business through our operating partnership, SL Green Operating Partnership, L.P. We are the managing general partner of the operating partnership and as of March 31, 2001, we owned 91.5% of the outstanding partnership interests in the operating partnership.

     The term "Class B" is generally used in the Manhattan office market to describe office properties which are more than 25 years old but are in good physical condition, enjoy widespread acceptance by high-quality tenants and are situated in desirable locations in Manhattan. Class B office properties can be distinguished from Class A properties in that Class A properties are generally newer properties with higher finishes and obtain the highest rental rates within their markets.

     As of March 31, 2001, our wholly owned portfolio consisted of 20 Class B commercial properties encompassing approximately 7.8 million rentable square feet located primarily in midtown Manhattan, a borough of New York City ("Manhattan") (the "Properties") and one triple-net leased property located in Shelton, Connecticut. As of March 31, 2001, the weighted average occupancy (total occupied square feet divided by total available square feet) of the Properties was 99%. Our portfolio also includes ownership interests in unconsolidated joint ventures, which own five Class B commercial properties in Manhattan, encompassing approximately 2.2 million rentable square feet (97% occupied as of March 31, 2001). In addition, we continue to manage four office properties owned by third-parties and affiliated companies encompassing approximately 1.0 million rentable square feet.

     A variety of tenants who do not require or desire or who cannot afford Class A space are attracted to Class B office properties due to their prime locations, excellent amenities, distinguished architecture and relatively less expensive rental rates. Class B office space has historically attracted many smaller growth-oriented firms and has played a critical role in satisfying the space requirements of particular industry groups in Manhattan, such as the advertising, apparel, business services, engineering, not-for-profit, "new media" and publishing industries. By way of example, some of the tenants that currently occupy space in our properties include The City of New York, BMW of Manhattan, Inc., Metro North, New York Life Insurance Company, St. Luke's Roosevelt Hospital, CBS, Inc., Parade Publications, Dow Jones, Crain Communications, Ann Taylor, Escada, Cowles Business Media, Kallir, Philips, Ross Inc., MCI International, New York Presbyterian Hospital, Ross Stores, UNICEF, Gibbs & Co Inc. and Young Rubicam, Inc.

     Our management team has developed a comprehensive knowledge of the Manhattan Class B office market, an extensive network of tenant and other business relationships and experience in acquiring underperforming office properties and repositioning them into profitable Class B properties through intensive full-service management and leasing efforts.

     We were incorporated in the State of Maryland on June 10, 1997. Our executive offices are located at 420 Lexington Avenue, New York, New York 10170 and our telephone number is (212) 594-2700. We also maintain a Web site at www.slgreen.com.

                                 RISK FACTORS

     An investment in the shares of SL Green involves various risks.

     o Future declines in the demand for office space in midtown
Manhattan could adversely affect our results of operations and, consequently, our ability to make distributions to shareholders.

     Most of our office properties are located in midtown Manhattan. As a result, our business is largely dependent on the condition of the New York City economy in general and the market for office space in midtown Manhattan, in particular. The New York City economy may not continue to grow. The market for office space in midtown Manhattan has experienced downturns, most recently in the late 1980's and the early 1990's. A similar downturn could result in a reduction of our revenue and thus adversely affect our ability to make distributions to shareholders.

     We may be unable to renew leases or relet space as leases expire. When our tenants decide not to renew their leases upon their expiration, we may not be able to relet the space. Even if tenants do renew or we can relet the space, the terms of renewal or reletting, including the cost of required renovations, may be less favorable than current lease terms. Over the next five years, through the end of 2005, leases will expire on approximately 37.5% and 36.1% of the rentable square feet at our wholly owned and joint venture properties, respectively. As of March 31, 2001, approximately 2.9 million and
0.8 million square feet are scheduled to expire by December 31, 2005 at our wholly owned and joint venture properties, respectively and these leases currently have annualized escalated rental income totaling $85.8 million and $20.6 million, respectively. If we are unable to promptly renew the leases or relet this space at similar rates, our cash flow and ability to service debt and make distributions to shareholders would be adversely affected.

     The expiration of long term leases or operating sublease interests could adversely affect our results of operation. Our interest in four of our properties is through either long-term leasehold or operating sublease interests in the land and the improvements, rather than by a fee interest in the land. Unless we can purchase a fee interest in the underlying land or extend the terms of these leases before their expiration, we will lose our right to operate these properties and our interest in the improvements upon expiration of the leases. These properties are 673 First Avenue, 420 Lexington Avenue, 711 Third Avenue and 1140 Avenue of the Americas. The average term of these long term leases, including our unilateral extension rights on two of the properties, is 48 years. Pursuant to the operating sublease arrangements, we, as tenant under the operating sublease, perform the functions traditionally performed by landlords with respect to our subtenants. We are responsible for not only collecting rent from our subtenants, but also maintaining the property and paying expenses relating to the property. The annualized escalated rents of these properties at March 31, 2001 totaled $74.4 million or 34.4% of SL Green's total annualized revenue.

     Reliance on major tenants could adversely affect our results of operations. Giving effect to signed leases in effect as of March 31, 2001 for wholly owned properties as of that date, the five largest tenants, based on annualized rent, accounted for approximately 10.2% of our total annualized rental revenues and no one tenant accounted for more than 2.5% of that total. Our business would be adversely affected if any of these tenants became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely fashion or at all.

     o Our dependence on smaller and growth-oriented businesses to rent class b office space could adversely affect our cash flow.

     Many of the tenants in our wholly owned properties are smaller, growth-oriented businesses that may not have the financial strength of larger corporate tenants. Smaller companies generally experience a higher rate of failure than large businesses. Growth-oriented firms may seek other office space, including Class A space, as they develop. Dependence on these companies could create a higher risk of tenant defaults, turnover and bankruptcies, which could adversely affect our distributable cash flow.

     o Debt financing, financial covenants, degree of leverage, and increases in interest rates could adversely affect our economic performance.

     Scheduled debt payments could adversely affect our results of operation. The total principal amount of our outstanding consolidated indebtedness was $740.5 million as of March 31, 2001, $44.9 million of which was borrowings under our secured credit facility, $167 million under our unsecured credit facility and $528.6 million of which was non-recourse mortgage loans on 11 of our properties. Cash flow could be insufficient to pay distributions at expected levels and meet the payments of principal and interest required under our current mortgage indebtedness and our credit facilities. Our secured credit facility matures on December 22, 2001. Our unsecured credit facility matures on June 27, 2003. The total principal amount of indebtedness outstanding at the joint venture properties was $274.6 million, of which our share was $128.4 million.

     If we are unable to make payments under our secured or unsecured credit facilities, all amounts due and owing at such time shall accrue interest at a rate equal to 5% and 4%, respectively, higher than the rate at which each such loan was made. If a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the mortgagee could foreclose on the property, resulting in loss of income and asset value. Foreclosure on mortgaged properties or an inability to make scheduled payments under the credit facility would likely have a negative impact on our financial condition and results of operations.

     We may not be able to refinance existing indebtedness, which in virtually all cases requires substantial principal payments at maturity. In December 2003, $11.3 million of debt on one of our wholly owned buildings will have matured and in 2004, $229 million of debt on other of our wholly owned buildings will have matured. In 2002, $64.6 million, and in 2003, $58.0 million of debt on three of our joint venture properties will have matured. At the present time we intend to refinance the debt associated with these properties on or prior to their respective maturity dates. If any principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, our cash flow will not be sufficient in all years to repay all maturing debt. At the time of refinancing, prevailing interest rates or other factors such as the possible reluctance of lenders to make commercial real estate loans, may result in higher interest rates. Increased interest expense on the refinanced debt would adversely affect cash flow and our ability to service debt and make distributions to shareholders.

     Financial covenants could adversely affect our ability to conduct our business. The mortgages on our properties contain negative covenants which limit our ability to further mortgage the property, to enter into new leases or materially modify existing leases, and to discontinue insurance coverage. In addition, our secured and unsecured credit facilities contain restrictions and requirements on our method of operations. Our secured and unsecured credit facilities also have requirements that designate total debt to assets ratios, debt service coverage ratios and minimum ratios of unencumbered assets to unsecured debt are maintained. Restrictions on our ability to conduct business could adversely affect our results of operations and our ability to make distributions to shareholders.

     Rising interest rates could adversely affect our cash flow. Advances under our secured and unsecured credit facilities and certain property-level mortgage debt will bear interest at a variable rate. These variable rate borrowings totaled $361.9 million at March 31, 2001. Borrowings under our unsecured credit facility bear interest at a spread equal to the London Interbank Offered Rate ("LIBOR") plus from 137.5 basis points to 175 basis points, depending on our leverage ratio. Borrowings under our secured credit facility bear interest at a spread equal to the LIBOR plus 125 basis points. As of March 31, 2001 borrowings under the secured and unsecured facilities totaled $167.0 and $44.9 million and bore interest at 7.00% and 7.19%, respectively. Additionally, certain advances under property-level mortgage debt ($150.0 million) bear interest at a variable rate. We may incur indebtedness in the future that also bears interest at a variable rate or may be required to refinance our debt at higher rates. Accordingly, increases in interest rates above that which we anticipated based upon historical trends could adversely affect our ability to continue to make distributions to shareholders. At March 31, 2001, a hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate curve would adversely effect our interest costs by approximately $4.0 million annually.

     Our policy of no limitation on debt could adversely affect our cash flow. Our organizational documents do not contain any limitation on the amount of indebtedness we may incur. As of March 31, 2001, assuming the conversion of all outstanding units of the operating partnership into shares of our common stock, our debt to market capitalization ratio, excluding our share of joint venture debt of $128.4 million, was approximately 46%. However, our policy is to incur debt only if upon this incurrence our debt to market capitalization ratio would be 55% or less. Our board of directors can alter or eliminate this policy and would do so if our board of directors determines that this action is in the best interests of our business. If this policy is changed and we become more highly leveraged, an increase in debt service that could adversely affect cash available for distribution to shareholders and could increase the risk of default on our indebtedness. In addition, any change that increases our debt to market capitalization percentage could be viewed negatively by investors. As a result, our share price could decrease.


     We have established our debt policy relative to the total market capitalization of our business rather than relative to the book value of our assets. We use total market capitalization because we believe that the book value of our assets, which to a large extent is the depreciated original cost of our properties, our primary tangible assets, does not accurately reflect our ability to borrow and to meet debt service requirements. Our market capitalization, however, is more variable than book value, and does not necessarily reflect the fair market value of our assets at all times. We also will consider factors other than market capitalization in making decisions regarding the incurrence of indebtedness, such as the purchase price of properties to be acquired with debt financing, the estimated market value of our properties upon refinancing and the ability of particular properties and our business as a whole to generate cash flow to cover expected debt service.

     Investments in mortgage loans could cause expenses which could adversely affect our results of operations. We own mortgage interests in three properties with an aggregate book value of $93.0 million at March 31, 2001. To the extent we invest in mortgage loans and preferred equity, such investments may or may not be recourse obligations of the borrower and generally will not be insured or guaranteed by governmental agencies or otherwise. In the event of a default under these obligations, we may have to foreclose our mortgages or protect our investments by acquiring title to a property and thereafter making substantial improvements or repairs in order to maximize the property's investment potential. Borrowers may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against such enforcement and/or bring claims for lender liability in response to actions to enforce mortgage obligations. Relatively high loan-to-value ratios and declines in the value of the property may prevent us from realizing an amount equal to its mortgage loan upon foreclosure.

     Joint investments could be adversely affected by our lack of sole decision-making authority and reliance upon a co-venturer's financial condition. We co-invest with third parties through partnerships, joint ventures, co-tenancies or other entities, acquiring non-controlling interests in, or sharing responsibility for managing the affairs of, a property, partnership, joint venture, co-tenancy or other entity. Therefore, we will not be in a position to exercise sole decision-making authority regarding that property, partnership, joint venture or other entity. Investments in partnerships, joint ventures, or other entities may involve risks not present were a third party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners or co-venturers might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals. These investments may also have the potential risk of impasses on decisions such as a sale, because neither we nor the partner, co-tenant or co-venturer would have full control over the partnership or joint venture. Consequently, actions by such partner, co-tenant or co-venturer might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in specific circumstances be liable for the actions of our third-party partners, co-tenants or co-venturers. As of March 31, 2001, SL Green was participating in five unconsolidated joint ventures encompassing five properties and had an aggregate cost basis in the joint ventures totaling $72.7 million.

     o Our shareholders' ability to effect changes in control of SL Green is limited.

     Provisions of our articles of incorporation and bylaws could inhibit changes in control. A change of control of SL Green could benefit shareholders by providing them with a premium over the then-prevailing market price of the stock. However provisions contained in our articles of incorporation and bylaws may delay or prevent a change in control of SL Green. These provisions, discussed more fully below, are:

     o staggered board of directors;

     o ownership limitations for tax purposes;

     o the board of directors ability to issue additional common stock and preferred stock without shareholder approval; and

     o shareholder rights plan.

     o Our board of directors is staggered into three separate classes. The board of directors of SL Green is divided into three classes. The terms of the class I, class II and class III directors expire in 2004, 2002 and 2003, respectively. Our classified board may deter changes in control because of the increased time period necessary for a third party to acquire control of the board.

     o We have a share ownership limit for REIT tax purposes. To remain qualified as a REIT for federal income tax purposes, not more than 50% in value of our outstanding capital stock may be owned by five or fewer individuals at any time during the last half of any year. For this purpose, stock may be "owned" directly, as well as indirectly under certain constructive ownership rules, including, for example, rules that attribute stock held by one family member to another family member. To avoid violating this rule regarding share ownership limitations and maintain our REIT qualification, our articles of incorporation prohibit ownership by any single shareholder of more than 9.0% in value or number of shares of any class or series of our stock.

     The board of directors has the discretion to raise or waive this limitation on ownership for any shareholder if deemed to be in our best interest. To obtain a waiver, a shareholder must present the board and our tax counsel with evidence that ownership in excess of this limit will not affect our present or future REIT status.

     Absent any exemption or waiver, stock acquired or held in excess of the limit on ownership will be transferred to a trust for the exclusive benefit of a designated charitable beneficiary, and the shareholder's rights to distributions and to vote would terminate. The shareholder would be entitled to receive, from the proceeds of any subsequent sale of the shares transferred to the charitable trust, the lesser of: the price paid for the stock or, if the owner did not pay for the stock, the market price of the stock on the date of the event causing the stock to be transferred to the charitable trust; and the amount realized from the sale.

     This limitation on ownership of stock could delay or prevent a change in control.

     o Future issuances of common stock and preferred stock could dilute existing shareholders' interests. Our articles of incorporation authorize our board of directors to issue additional shares of common stock and preferred stock without shareholder approval. This issuance could dilute our existing shareholders' interests. Also, any future series of preferred stock may have voting provisions that could delay or prevent a change of control.

     o We have a shareholder rights plans.

     We adopted a shareholder rights plan which provides, among other things, that when specified events occur, our shareholders will be entitled to purchase from us a newly created series of junior preferred shares, subject to our ownership limit described below. The preferred share purchase rights are triggered by the earlier to occur of (1) ten days after the date of a public announcement that a person or group acting in concert has acquired, or obtained the right to acquire, beneficial ownership of 17% or more of our outstanding shares of common stock or (2) ten business days after the commencement of or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the acquiring person becoming the beneficial owner of 17% or more of our outstanding common stock. The preferred share purchase rights would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors.

     o There are potential conflicts of interest between us and Messrs. Green and Feldman.

     There is a potential conflict of interest relating to the disposition of the property contributed to us by Stephen L. Green, and his family and Benjamin P. Feldman. Both Mr. Green and Mr. Feldman serve as members of the board of directors and Mr. Green is the Chief Executive Officer. As part of our formation, these individuals contributed appreciated property, with a net book value of $73.4 million, to the operating partnership in exchange for units of interest in the operating partnership. They did not recognize any taxable gain as a result of the contribution. The operating partnership, however, took a tax basis in the contributed property equal to that of the contributing unitholder. The fair market value of the property contributed by these individuals exceeded its tax basis by approximately $34.0 million at the time of contribution. The difference between fair market value and tax basis at the time of contribution represents a built-in gain. If we sell a property in a transaction in which a taxable gain is recognized, for tax purposes the built-in gain would be allocated solely to those individuals but not to us. As a result, Messrs. Green and Feldman have a conflict of interest if the sale of a property which they contributed is in our best interest but not theirs.

     There is a potential conflict of interest relating to the refinancing of indebtedness allocated to Messrs. Green and Feldman. These individuals would recognize gain if they were to receive a distribution of cash from the operating partnership in an amount that exceeds their tax basis in their respective partnership units. Their tax basis includes their share of debt, including mortgage indebtedness, owed by the operating partnership. If the operating partnership were to retire such debt, then these individuals would experience a decrease in their share of liabilities which, for tax purposes, would be treated as a distribution of cash to them. To the extent the deemed distribution of cash exceeded their tax basis, they would recognize gain.

     o Limitations on ability to sell or reduce the indebtedness on specific mortgaged properties could adversely affect the value of the stock.

     We have agreed to restrictions relating to future transactions involving 673 First Avenue and 470 Park Avenue South. During the period of time that these restrictions apply, our ability to manage or use these properties in a manner that is in our overall best interests may be impaired. In particular, these restrictions could preclude us from participating in major transactions otherwise favorable to us if a disposition of these restricted assets is required. These restrictions may also inhibit a change in control of SL Green even though a disposition or change in control might be in the best interests of the shareholders.

     Specifically, we have agreed not to sell our interest in these properties until August 20, 2009 without the approval of unit holders holding at least 75% of the units issued in consideration for these properties. The current carrying value of the commercial real estate totaled $81.9 million at March 31, 2001. We have also agreed not to reduce the mortgage indebtedness ($20.9 million at March 31, 2001), other than pursuant to scheduled amortization, on either property until one year prior to their respective maturity dates without the same consent. In addition, we are obligated to use commercially reasonable efforts to refinance these mortgages prior to their respective maturity dates in amounts not less than the principal amount outstanding on the maturity date. With respect to 673 First Avenue, Stephen Green controls at least 75% of the units whose approval is necessary. With respect to 470 Park Avenue South, Stephen Green controls at least 65% of the units whose approval is necessary. Finally, during this period, we may not incur debt secured by any of these properties if the amount of our new debt would exceed the greater of 75% of the value of the property securing the debt or the amount of existing debt being refinanced plus associated costs. The maturity date for the mortgage loan for 673 First Avenue is December 12, 2003 and the maturity date for the mortgage loan for 470 Park Avenue South is April 1, 2004.

     In connection with future acquisitions of interests in properties, we may agree to similar restrictions on our ability to sell or refinance the acquired properties with similar potential adverse consequences.

     Members of Management may have a conflict of interest over whether to enforce terms of agreements with entities in which senior management, directly or indirectly, has an interest. Two entities owned by one of Mr. Green's sons, First Quality Maintenance, L.P. and Classic Security LLC, currently provide cleaning and security services to all of our office properties, with the exception of cleaning services at one property. SL Green and our tenants account for approximately 37.5% of First Quality Maintenance, L.P.'s 2000 total revenue and 46.0% of Classic Security LLC's 2000 total revenue. While the contracts pursuant to which these services are provided are reviewed annually by the board of directors, they are not the result of arm's length negotiations and, therefore, there can be no assurance that the terms and conditions are not less favorable than those which could be obtained from third parties providing comparable services.

     Members of Management may have a conflict of interest over whether to enforce terms of senior management's employment and noncompetition agreements. Stephen Green, Marc Holliday, Michael Reid, Andrew Levine, Thomas Wirth and Gerard Nocera entered into employment and noncompetition agreements with us pursuant to which they have agreed not to engage in the acquisition, development or operation of office real estate in the New York City metropolitan area. However, Mr. Green has interests in two properties in Manhattan which are exempt from the non-competition provisions of his employment and non-competition agreement. For the most part these restrictions apply to the executive both during their employment and for a period of time thereafter. Each executive is also prohibited from otherwise disrupting or interfering with our business through the solicitation of our employees or clients or otherwise. To the extent that we choose to enforce our rights under any of these agreements, we may determine to pursue available remedies, such as actions for damages or injunctive relief, less vigorously than we otherwise might because of our desire to maintain our ongoing relationship with the individual involved. Additionally, the non-competition provisions of these agreements despite being limited in scope and duration, could be difficult to enforce, or may be subject to limited enforcement, should litigation arise over them in the future.

     o Failure of SL Green to qualify as a REIT would be costly

     SL Green operates in a manner to qualify as a REIT for federal income tax purposes. Many of these requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of factual matters and circumstances. These matters, some of which may not be totally within our control, can affect our qualification as a REIT. For example, to qualify as a REIT, at least 95% of our gross income must come from designated sources that are listed in the REIT tax laws. We are also required to distribute to shareholders at least 90% of our REIT taxable income excluding capital gains. The fact that we hold our assets through the operating partnership and its subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the Internal Revenue Service (the "IRS") might make changes to the tax laws and regulations, and the courts might issue new rulings that make it more difficult, or impossible for us to remain qualified as a REIT.

     If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Also, unless the IRS grants us relief under specific statutory provisions, we would remain disqualified as a REIT for four years following the year we first failed to qualify. If we failed to qualify as a REIT, we would have to pay significant income taxes and would therefore have less money available for investments or for distributions to shareholders. This would likely have a significant adverse affect of the value of our securities. In addition, the REIT tax laws would no longer require us to make any distributions to shareholders.

     o We are dependent on external sources of capital

     Because of distribution requirements imposed on us to qualify as a REIT, it is not likely that we will be able to fund all future capital needs, including acquisitions, from income from operations. We therefore will have to rely on third-party sources of capital, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market's perception of our growth potential and our current and potential future earnings. In addition, we anticipate having to raise money in the public equity and debt markets with some regularity, and our ability to do so will be dependent upon the general conditions prevailing in these markets. Recent conditions have demonstrated that conditions may exist which effectively prevent us, and REITs in general, from accessing these markets. Moreover, additional equity offerings may result in substantial dilution of our shareholders' interests, and additional debt financing may substantially increase our leverage.

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This document and the documents that are incorporated by reference contain forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of our operations, including any forecasts, projections and plans and objections for future operations. You can identify forward looking statements by the use of forward looking expressions like "may," "will," "should," "expect," "anticipate," "estimate," or "continue" or any negative or other variations on the expressions. Many factors could affect our actual financial results, and could cause actual results to differ materially from those in the forward-looking statements. These factors include the following:

     o general economic or business conditions, either nationally or in New York City, being less favorable than expected;

     o    demand for office space;

     o    risks of real estate acquisition;

     o    availability and creditworthiness of prospective tenants;

     o    adverse changes in the real estate markets;

     o    unanticipated increases occurring in financing and other costs;

     o    competition with other companies;

     o legislative or regulatory changes adversely affecting real estate investment trusts and the real estate business; and

     o    environmental and/or safety requirements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not occur.

                                  -----------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                            NO PROCEEDS TO SL GREEN

         SL Green will not receive any of the proceeds from sales of shares by the selling shareholders. All costs and expenses incurred in connection with the registration under the Securities Act of 1933 of the offering made hereby will be paid by SL Green, other than any brokerage fees and commissions, fees and disbursements of legal counsel for the selling shareholders and share transfer and other taxes attributable to the sale of the shares, which will be paid by the selling shareholders.

                             SELLING SHAREHOLDERS

     SL Green may issue the shares to selling shareholders holding up to an aggregate of 44,772 units, if and to the extent that such selling shareholder redeems its units and we issue them shares of common stock in exchange therefor. SL Green may also issue shares to selling shareholders holding options for up to an aggregate of 240,015 shares of common stock. The shares were either originally issued, or upon redemption of units or exercise of the underlying options, will be issued, by us in offerings exempt from the registration requirements of the Securities Act of 1933. The shareholders in those offerings or their pledgees, donees, transferees or other successors in interest who we collectively refer to in this prospectus as selling shareholders, may from time to time offer and sell any and all of the common shares offered under this prospectus.


     The following table sets forth information as of July 16, 2001 with respect to shares covered by this prospectus. Because the selling shareholders may offer all, some or none of the common shares that are covered by this prospectus, no estimate can be made of the number of shares that will be offered under this prospectus or the number of shares that will be owned by any of the selling shareholders upon completion of the offering to which this prospectus relates.


                                                 Number of Shares Owned
         Name of Selling Stockholder               and Offered Hereby
         -------------------------------------  -------------------------
         Roger Kahn...........................         30,000
         Andrew Levine........................         80,000
         Steven Marks.........................         28,000
         Andrew Mathias.......................         12,500
         David Nettina........................          9,515
         Michael Reid.........................         80,000
         SWIG Investors.......................         44,772
                                                     --------
                  TOTAL.......................        284,787
                                                      =======

                          DESCRIPTION OF COMMON STOCK


General

     SL Green's articles of incorporation provide that we may issue up to 100 million shares of common stock, $.01 par value per share. Subject to the provisions of the articles of incorporation regarding excess stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of this stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors. On March 31, 2001, there were 24,705,163 shares of common stock outstanding.

     All shares of common stock offered hereby have been duly authorized, and will be fully paid and nonassessable. Subject to the preferential rights of any other shares or series of stock and to the provisions of the articles of incorporation regarding excess stock, holders of shares of common stock are entitled to receive dividends on this stock if, as and when authorized and declared by the board of directors of SL Green out of assets legally available therefor and to share ratably in the assets of SL Green legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of SL Green.

     Holders of shares of common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of SL Green. Subject to the provisions of the articles of incorporation regarding excess stock, shares of common stock will have equal dividend, liquidation and other rights.

Provisions of SL Green's Articles of Incorporation

     The articles of incorporation authorize the board of directors to reclassify any unissued shares of common stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series.

     The board of directors is divided into three classes of directors, each class constituting approximately one-third of the total number of directors, with the classes serving staggered terms. At each annual meeting of shareholders, the class of directors to be elected at the meeting will be elected for a three-year term and the directors in the other two classes will continue in office. We believe that classified directors will help to assure the continuity and stability of the board of directors and our business strategies and policies as determined by the board of directors. The use of a staggered board may delay or defer a change in control of SL Green or removal of incumbent management.

Restrictions on Ownership

     For SL Green to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding common stock may be owned, directly or indirectly, by five or fewer individuals, according to the definition in the Code, during the last half of a taxable year and the common stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To satisfy the above ownership requirements and other requirements for qualification as a REIT, the board of directors has adopted, and the shareholders prior to the initial public offering approved, a provision in the articles of incorporation restricting the ownership or acquisition of shares of common stock. See "Restrictions on Ownership of Capital Stock."

Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is The Bank of New York.

                  RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK

Excess Stock

     The articles of incorporation provide that SL Green may issue up to 75 million shares of excess stock, par value $.01 per share. For a description of excess stock, see "Restrictions on Ownership" below.

Restrictions on Ownership

     For SL Green to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year, other than the first year, and the shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, other than the first year, or during a proportionate part of a shorter taxable year. Pursuant to the Code, common stock held by specific types of entities, such as pension trusts qualifying under Section 401(a) of the Code, United States investment companies registered under the Investment Company Act of 1940, partnerships, trusts and corporations, will be attributed to the beneficial owners of these entities for purposes of the five or fewer requirement: generally, the beneficial owners of these entities will be counted as shareholders of SL Green.

     In order to protect SL Green against the risk of losing its status as a REIT due to a concentration of ownership among its shareholders, its articles of incorporation, subject to exceptions, provide that no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.0% which we refer to as the "Ownership Limit," of the aggregate number or value of SL Green's outstanding shares of common stock. Limitations on the ownership of preferred stock may also be imposed by SL Green. Any direct or indirect ownership of shares of stock in excess of the Ownership Limit or that would result in the disqualification of SL Green as a REIT, including any transfer that results in shares of capital stock being owned by fewer than 100 persons or results in SL Green being "closely held" within the meaning of
Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the shares of capital stock. The foregoing restrictions on transferability and ownership will not apply if the board of directors determines that it is no longer in the best interests of SL Green to attempt to qualify, or to continue to qualify, as a REIT. The board of directors may, in its sole discretion, waive the Ownership Limit if evidence satisfactory to the board of directors and SL Green's tax counsel is presented that the changes in ownership will not then or in the future jeopardize SL Green's REIT status and the board of directors otherwise decides that this action is in the best interest of SL Green.

     Shares of capital stock owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limit will automatically be converted into shares of excess stock that will be transferred, by operation of law, to the trustee of a trust for the exclusive benefit of one or more charitable organizations described in Section 170(b)(1)(A) and 170(c) of the Code. The trustee of the trust will be deemed to own the excess stock for the benefit of the charitable beneficiary on the date of the violative transfer to the original transferee-shareholder. Any dividend or distribution paid to the original transferee-shareholder of excess stock prior to the discovery by SL Green that capital stock has been transferred in violation of the provisions of SL Green's articles of incorporation shall be repaid to the trustee upon demand. Any dividend or distribution authorized and declared but unpaid shall be rescinded as void from the beginning with respect to the original transferee-shareholder and shall instead be paid to the trustee of the trust for the benefit of the charitable beneficiary. Any vote cast by an original transferee-shareholder of shares of capital stock constituting excess stock prior to the discovery by SL Green that shares of capital stock have been transferred in violation of the provisions of the articles of incorporation shall be rescinded as void from the beginning. While the excess stock is held in trust, the original transferee-shareholder will be deemed to have given an irrevocable proxy to the trustee to vote the capital stock for the benefit of the charitable beneficiary. The trustee of the trust may transfer the interest in the trust representing the excess stock to any person whose ownership of the shares of capital stock converted into this excess stock would be permitted under the Ownership Limit. If this transfer is made, the interest of the charitable beneficiary shall terminate and the proceeds of the sale shall be payable to the original transferee-shareholder and to the charitable beneficiary as described herein. The original transferee-shareholder shall receive the lesser of (a) the price paid by the original transferee-shareholder for the shares of capital stock that were converted into excess stock or, if the original transferee-shareholder did not give value for the shares, the average closing price for the class of shares from which the shares of capital stock were converted for the ten trading days immediately preceding the sale or gift, and
(b) the price received by the trustee from the sale or other disposition of the excess stock held in trust. The trustee may reduce the amount payable to the original transferee-shareholder by the amount of dividends and distributions relating to the shares of excess stock which have been paid to the original transferee-shareholder and are owed by the original transferee-shareholder to the trustee. Any proceeds in excess of the amount payable to the original transferee-shareholder shall be paid by the trustee to the charitable beneficiary. Any liquidation distributions relating to excess stock shall be distributed in the same manner as proceeds of a sale of excess stock. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulations, then the original transferee-shareholder of any shares of excess stock may be deemed, at the option of SL Green, to have acted as an agent on behalf of SL Green in acquiring the shares of excess stock and to hold the shares of excess stock on behalf of SL Green.

     In addition, SL Green will have the right, for a period of 90 days during the time any shares of excess stock are held in trust, to purchase all or any portion of the shares of excess stock at the lesser of (a) the price initially paid for the shares by the original transferee-shareholder, or if the original transferee-shareholder did not give value for the shares, the average closing price for the class of stock from which the shares of excess stock were converted for the ten trading days immediately preceding the sale or gift, and
(b) the average closing price for the class of stock from which the shares of excess stock were converted for the ten trading days immediately preceding the date SL Green elects to purchase the shares. SL Green may reduce the amount payable to the original transferee-shareholder by the amount of dividends and distributions relating to the shares of excess stock which have been paid to the original transferee-shareholder and are owed by the original transferee-shareholder to the trustee. SL Green may pay the amount of the reductions to the trustee for the benefit of the charitable beneficiary. The 90-day period begins on the later date of which notice is received of the violative transfer if the original transferee-shareholder gives notice to SL Green of the transfer or, if no notice is given, the date the board of directors determines that a violative transfer has been made.

     These restrictions will not preclude settlement of transactions through the New York Stock Exchange.

     All certificates representing shares of stock will bear a legend referring to the restrictions described above.

     Each shareholder shall upon demand be required to disclose to SL Green in writing any information with respect to the direct, indirect and constructive ownership of capital stock of SL Green as the board of directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     The Ownership Limit may have the effect of delaying, deferring or preventing a change in control of SL Green unless the board of directors determines that maintenance of REIT status is no longer in the best interest of SL Green.

                   MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material federal income tax consequences that are generally applicable to prospective holders of the offered securities. The specific tax consequences of owning the offered securities will vary depending on the circumstances of a particular stockholder. The discussion contained herein does not address all aspects of federal income taxation that may be relevant to particular holders. Therefore, we strongly recommend that stockholders review the following discussion and then consult with a tax advisor to determine the anticipated tax consequences of owning the offered securities.


     The information in this section and the opinions of Sidley Austin Brown & Wood LLP are based on the Code, existing and proposed Treasury Regulations thereunder, current administrative interpretations and court decisions. We cannot assume that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change current law or affect existing interpretations of current law in a manner which is adverse to stockholders. Any such change could apply retroactively to transactions preceding the date of change.

With the exception of the ruling below, SL Green and the operating partnership do not plan to obtain any rulings from the IRS concerning any tax issue with respect to SL Green other than that described below under Taxation of SL Green "Requirements for Qualification" Income Tests. Thus, we cannot assume that the opinions and statements set forth herein, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

     This summary does not discuss state, local or foreign tax considerations. Except where indicated, the discussion below describes general federal income tax considerations applicable to individuals who are U.S. persons for federal income tax purposes and who hold the offered securities as "capital assets" within the meaning of Section 1221 of the Code. Accordingly, the following discussion has limited application to domestic corporations and persons subject to specialized federal income tax treatment, such as foreign persons, trusts, estates, tax-exempt entities, regulated investment companies and insurance companies.

     Under applicable Treasury regulations a provider of advice on specific issues of law is not considered an income tax return preparer unless the advice is (i) given with respect to events that have occurred at the time the advice is rendered and is not given with respect to the consequences of contemplated actions, and (ii) is directly relevant to the determination of an entry on a tax return. Accordingly, prospective stockholders should consult their respective tax advisors and tax return preparers regarding the preparation of any item on a tax return, even where the anticipated tax treatment has been discussed herein. IN ADDITION, PROSPECTIVE STOCKHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO SUCH STOCKHOLDERS' RESPECTIVE PERSONAL TAX SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

Taxation of SL Green

     We elected to be taxed as a REIT under Sections 856 through 860 of the Code effective for our taxable year ending December 31, 1997. In the opinion of Sidley Austin Brown & Wood LLP, commencing with our taxable year ended December 31, 1997, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code and our method of operation enables us to meet the requirements for qualification and taxation as a REIT. This opinion is based on factual representations relating to the organization and operation of SL Green, the operating partnership, their respective subsidiaries, and factual representations relating to our continued efforts to comply with the various REIT tests. Qualification and taxation as a REIT depends upon our ability to meet on a continuing basis, through actual annual operating results, the various qualification tests imposed under the Code. Sidley Austin Brown & Wood LLP will not review compliance with these tests on a continuing basis. See "Failure to Qualify" below.

     The following is a general summary of the material Code provisions that govern the federal income tax treatment of a REIT and its stockholders. These provisions of the Code are highly technical and complex.

     If we qualify for taxation as a REIT, we generally will not be subject to Federal corporate income taxes on net income that we distribute currently to stockholders. This treatment substantially eliminates the double taxation (taxation at both the corporate and stockholder levels) that generally results from investment in a corporation. However, we will be subject to Federal income and excise tax in specific circumstances, including the following:

     o we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains, other than retained capital gains as discussed below.

     o we may be subject to the alternative minimum tax on our items of tax preference.

     o if we have (a) net income from the sale or other disposition of foreclosure property, which is, in general, property acquired by foreclosure or otherwise on default of a loan secured by the property, held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

     o if we have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, such income will be subject to a 100% tax.

     o if we fail to satisfy either the 75% gross income test or the 95% gross income test, but nonetheless maintain our qualification as a REIT because other requirements have been met, we will be subject to a 100% tax on the greater of the amount by which we fail the 75% or 95% test, multiplied by a fraction intended to reflect our profitability.

     o if we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year and (c) any undistributed taxable income from prior years, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed,

     o if we acquire any asset from a corporation generally subject to full corporate level tax in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the seller and we recognize gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by us, then we will be subject to the built-in gain rule. Built-in gain is the excess of the fair market value of such property at the time of acquisition by SL Green over the adjusted basis in such property at such time. Under the built-in gain rule, such gain will be subject to tax at the highest regular corporate rate applicable,

     o if it is determined that amounts of certain income and expense were not allocated between us and a Taxable REIT subsidiary (as defined herein) on the basis of arm's length dealing, we will be subject to a tax equal to 100% of those amounts.

     Requirements for Qualification

     The Code defines a REIT as a corporation, trust, or association

     (a)  that is managed by one or more trustees or directors;

     (b) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

     (c) that would be taxable as a domestic corporation, but for Section 856 through 859 of the Code;

     (d) that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

     (e)  the beneficial ownership of which is held by 100 or more persons;

     (f) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals; and

     (g) that meets other tests, described below, regarding the nature of its income and assets.

     The Code provides that conditions (a) through (d), inclusive, must be met during the entire taxable year and that condition (e) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (e) and (f), however, will not apply until after the first taxable year for which an election is made to be taxed as a REIT. We believe we have issued and have outstanding sufficient shares of stock with sufficient diversity of ownership to allow us to satisfy conditions (e) and (f). In addition, we intend to comply with Treasury Regulations requiring us to ascertain the actual ownership of our outstanding shares. Our articles of incorporation include restrictions regarding the transfer of shares of capital stock that are intended to assist us in continuing to satisfy the share ownership requirements described in (e) and
(f) above. See "Restrictions on Ownership of Capital Stock."

     If a REIT owns a corporate subsidiary that is a qualified REIT subsidiary, that subsidiary is disregarded for federal income tax purposes and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of the REIT itself. Similarly, a single member limited liability company owned by the REIT or by the operating partnership is disregarded as a separate entity for federal income tax purposes.

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that for purposes of the gross income tests and asset tests, the REIT will be deemed to own its proportionate share, based on its interest in partnership capital, of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests, that they have in the hands of the partnership. Thus, our proportionate share of the assets, liabilities and items of gross income of the operating partnership will be treated as our assets, liabilities and items of gross income for purposes of applying the requirements described herein.

     Income Tests. In order to maintain qualification as a REIT, we must annually satisfy gross income tests. First, at least 75% of the REIT's gross income, excluding gross income from specific prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including rents from real property and, in specific circumstances, from certain types of temporary investments. Second, at least 95% of the REIT's gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from such real property investments described above and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. If we fail to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we are entitled to relief under specific provisions of the Code. These relief provisions generally are available if our failure to meet any such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our Federal corporate income tax return and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.

     For purposes of the income test, rents received by a REIT will qualify as rents from real property only if the following conditions are met:

     o the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     o rents received from a tenant will not qualify as rents from real property in satisfying the gross income tests if the REIT, or a direct or indirect owner of 10% or more of the REIT, directly or constructively, owns 10% or more of such tenant.

     o if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property.

     o the REIT generally must not operate or manage the property or furnish or render services to tenants, except through a Taxable REIT subsidiary (as defined herein) or through an independent contractor who is adequately compensated and from whom the REIT derives no income.

     The independent contractor requirement, however, does not apply to the extent the services provided by the REIT are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant. However, under the de minimis rule for noncustomary services, if the value of the noncustomary service income with respect to a property, valued at no less than 150% of the REIT's direct costs of performing such services, is 1% or less of the total income derived from the property, then all rental income except the noncustomary service income will qualify as rents from real property.

     We have recently received a favorable ruling from the IRS with respect to our provision of telecommunication services, including high-speed Internet access, to our tenants. Under the ruling, providing these services to a property will not disqualify rents received from the property. In addition, amounts that we receive for providing these services will constitute rents from real property.

     Asset Tests. In order to maintain qualification as a REIT, we must also satisfy, at the close of each quarter of our taxable year, the following tests relating to the nature of our assets:

     o at least 75% of the value of our total assets must be represented by real estate assets, including (a) our allocable share of real estate assets held by the operating partnership or any partnerships in which the operating partnership owns an interest and (b) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (i.e., at least five-year) public debt offering of SL Green, cash, cash items and government securities,

     o no more than 20% of the value of our total assets may be securities of one or more Taxable REIT subsidiaries; and

     o except for securities in the 75% asset class, securities in a Taxable REIT subsidiary or qualified REIT subsidiary, and certain partnership interests and debt obligations;

          o the value of any one issuer's securities owned by SL Green may not exceed 5% of the value of our total assets;

          o we may not own more than 10% of the total voting power of any one issuer's outstanding securities; and

          o we may not own more than 10% of the total value of any one issuer's outstanding securities.

     A "Taxable REIT subsidiary" is a corporation that may earn income that would not be qualifying income if we earned it directly and may hold assets that would not be qualifying assets if we held them directly. We may hold up to 100% of the stock in a Taxable REIT subsidiary. To treat a subsidiary as a Taxable REIT subsidiary, we and the subsidiary must make a joint election by filing a Form 8875 with the IRS. A Taxable REIT subsidiary will be liable for tax at corporate rates on any income it earns. Moreover, to prevent shifting of income and expenses between us a Taxable REIT subsidiary, the Code imposes on us a tax equal to 100% of certain items of income and expense that are not allocated between us and the Taxable REIT subsidiary at arm's length.

     After initially meeting an asset test at the close of any quarter, we will not lose our status as a REIT for failure to satisfy that asset test at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset test results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter.

     Annual Distribution Requirements. In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to (a) the sum of (A) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (B) 90% of the net income, after tax, if any, from foreclosure property, minus (b) the sum of specific items of non-cash income. We must pay the distribution during the taxable year to which the distributions relate, or during the following taxable year, if declared before we timely file our tax return for the preceding year and paid on or before the first regular dividend payment after the declaration. In addition, a dividend declared and payable to a stockholder of record in October, November or December of any year may be treated as paid and received on December 31 of such year even if paid in January of the following year. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT ordinary taxable income, we will be subject to tax on the undistributed amount at regular corporate capital gains rates and ordinary income tax rates. Furthermore, if we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain income for such year and (c) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such amounts over the amounts actually distributed.

     We intend to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, it is expected that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Moreover, the partnership agreement of the operating partnership authorizes us, as general partner, to take such steps as may be necessary to cause the operating partnership to make distributions to its partners in amounts sufficient to permit us to meet these distribution requirements. It is possible, however, that we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement. In the event that such circumstances do occur, then in order to meet the 90% distribution requirement, we may cause the operating partnership to arrange for short-term, or possibly long-term, borrowings to permit the payment of required distributions.

     Under specific circumstances, we may rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year that may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we would be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

     Failure to Qualify

     If we fail to qualify for taxation as a REIT in any taxable year and other relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, nor will we be required to make distributions. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

Taxation of Stockholders

     The discussion does not address all of the tax consequences that may be relevant to particular stockholders in light of their particular circumstances. Stockholders should consult their own tax adviser for a complete description of the tax consequences of investing in the offered stock.

     U.S. Stockholders

     As used herein, the term U.S. Stockholder means a stockholder who is a U.S. Person. A U.S. Person is defined as a citizen or resident of the United States, a corporation or partnership (including an entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in or under the laws of the United States, any State of the United States or the District of Columbia (other than a partnership that is not treated as a U.S. Person under any applicable Treasury regulations) or an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, specific trusts in existence on August 20, 1996, and treated as U.S. Persons prior to such date, that elect to continue to be treated as U.S. Persons, also will be U.S. Persons.

     Distributions. As long as we qualify as a REIT, distributions made to our taxable U.S. Stockholders out of current or accumulated earnings and profits and not designated as capital gain dividends will be taken into account by them as ordinary income. Corporate stockholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as capital gains to the extent they do not exceed our actual net capital gain for the taxable year without regard to the period for which the stockholder has held our stock. If we elect to retain and pay income tax on any net capital gain, U.S. Stockholders would include in their income as capital gain their proportionate share of such net capital gain. A U.S. Stockholder would also receive the right to claim a refundable tax credit for such stockholder's proportionate share of the tax paid by SL Green on such retained capital gains and an increase in its basis in the stock of SL Green. This increase in basis will be in an amount equal to the excess of the undistributed capital gains over the amount of tax paid thereon by SL Green. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stock, but rather will reduce the adjusted basis of the stock. To the extent that such distributions exceed a stockholder's adjusted basis in the stock, such distribution will be included in income as capital gain, assuming the stock is a capital asset in the hands of the stockholder.

     Any dividend declared by us in October, November or December of any year payable to a stockholder of record on a specific date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided the dividend is actually paid by us during January of the following calendar year.

     Sale or Exchange. In general, a U.S. Stockholder realizes capital gain or loss on the sale or exchange of the stock equal to the difference between (a) the amount of cash and the fair market value of any property received on such disposition, and (b) the stockholder's adjusted basis in the stock. To the extent a U.S. Stockholder who is an individual, a trust or an estate holds the stock for at least one year, any gain realized would be subject to a maximum rate of 20%.

     Backup Withholding. We will report to our U.S. Stockholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder (a) is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or
(b) provides a taxpayer identification number and certifies as to no loss of exemption, and otherwise complies with the applicable requirements of the backup withholding rules. In addition, we may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status to us.

     An individual who is a U.S. Stockholder may satisfy the requirements by providing us with an appropriately prepared IRS Form W-9. If a U.S. Stockholder does not provide us with their correct taxpayer identification number, then the U.S. Stockholder may also be subject to penalties imposed by the IRS.

     Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules will be refunded or credited against the U.S. Stockholders federal income tax liability, provided the U.S. Stockholder furnishes the required information to IRS.

     Taxation of Tax-Exempt Stockholders

     The IRS has ruled that amounts distributed as dividends by a qualified REIT generally do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, the dividend income will not be UBTI to a tax-exempt stockholder, provided that the tax-exempt stockholder has not held stock as debt financed property within the meaning of the Code and such stock is not otherwise used in a trade or business unrelated to the tax-exempt stockholder's exempt purpose. Similarly, income from the sale of the stock will not constitute UBTI unless such tax-exempt stockholder has held such stock as debt financed property within the meaning of the Code or has used the shares in a trade or business.

     Notwithstanding the above paragraph, if we are a pension-held REIT, then any qualified pension trust that holds more than 10% of our stock will have to treat dividends as UBTI in the same proportion that our gross income would be UBTI. A qualified pension trust is any trust described in Section 401(a) of the Code that is exempt from tax under Section 501(a). In general, we will be treated as a pension-held REIT if both (a) we are predominantly owned by qualified pension trusts and (b) we would not be a REIT if we had to treat our stock held by qualified pension trust as owned by the qualified pension trust (instead of treating such stock as owned by the qualified pension trust's multiple beneficiaries). Although we do not anticipate being classified as a pension-held REIT, we cannot assume that this will always be the case.

     In addition, if you are a tax-exempt stockholder described in Section 512(a)(3) of the Code, then distributions received from us may also constitute UBTI. You are described in Section 512(a)(3) if you qualify for exemption under Sections 501(c)(7), (9), (17), or (20).

     Taxation of Non-U.S. Stockholders

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders, which refer to collectively as Non-U.S. Stockholders are complex and no attempt will be made herein to provide more than a limited summary of such rules. Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in the stock, including any reporting requirements.

     Ordinary Dividends. Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by us of U.S. real property interests and other than distributions designated by us as capital gain dividends, will be treated as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions to Non-U.S. Stockholders will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces that tax rate. However, if income from the investment in the shares of the stock is treated as effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates in the same manner as U.S. stockholders are taxed with respect to such dividends and may also be subject to the 30% branch profits tax if the stockholder is a foreign corporation.

     Pursuant to the Final Regulations generally effective for payments made on or after January 1, 2001, dividends paid to an address in a country outside the United States are no longer presumed to be paid to a resident of such country for purposes of determining the applicability of withholding discussed above and the applicability of a tax treaty rate. A Non-U.S. Stockholder who wishes to claim the benefit of an applicable treaty rate may need to satisfy certification and other requirements, such as providing IRS Form W-8BEN. A Non-U.S. Stockholder who wishes to claim distributions are effectively connected with a United States trade or business, may need to satisfy certification and other requirements, such as providing IRS Form W-8ECI. Other requirements may apply to Non-U.S. Stockholders that hold their shares through a financial intermediary or foreign partnership.

     Return of Capital. Distributions in excess of our current and accumulated earnings and profits, which are not treated as attributable to the gain from the disposition by us of a U.S. real property interest, will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the adjusted basis of the stock, they will give rise to tax liability if the Non-U.S. Stockholder otherwise would be subject to tax on any gain from the sale or disposition of its stock, as described below. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

     Capital Gain Dividends. For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Stockholders will be taxed on such distributions at the same capital gain rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax and special alternative minimum tax (in the case of nonresident alien individuals), without regard to whether such distributions are designated by us as capital gain dividends. Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. We are required by applicable Treasury Regulations under FIRPTA to withhold 35% of any distribution that could be designated by us as a capital gain dividend.

     Sale or Exchange of Stock. Gain recognized by a Non-U.S. Stockholder upon a sale or exchange of stock, including a redemption that is treated as a sale, generally will not be taxed under FIRPTA if we are a domestically controlled REIT. A REIT is a "domestically controlled REIT" if at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by foreign persons. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (a) investment in the stock is treated as effectively connected with the Non-U.S. Stockholder's U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (b) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a tax home in the United States, or maintains an office or fixed place of business in the United States to which the gain is attributable, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. A similar rule will apply to capital gain dividends not subject to FIRPTA.

     Although we anticipate that we will qualify as a domestically controlled REIT, we cannot assume that we will continue to so qualify. If we were not a domestically controlled REIT, whether or not a Non-U.S. Stockholder's sale of stock would be subject to tax under FIRPTA would depend on whether or not the stock was regularly traded on an established securities market and on the size of the selling Non-U.S. Stockholder's interest in us. If the gain on the sale of the stock were to be subject to tax under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain, subject to any applicable alternative minimum tax and a special alternative minimum tax (in the case of nonresident alien individuals) and the purchaser of such stock may be required to withhold 10% of the gross purchase price.

Other Tax Considerations

     Effect of Tax Status of Operating Partnership and Other Entities on REIT Qualification. All of our significant investments are held through the operating partnership. The operating partnership may hold interests in properties through property-owning entities. The operating partnership and the property-owning entities, as well as SL Green Management LLC, involve special tax considerations. These tax considerations include:

          o allocations of income and expense items of the operating partnership and the property-owning entities, which could affect the computation of taxable income of SL Green,

          o the status of the operating partnership, the property-owning entities and SL Green Management LLC as partnerships or entities that are disregarded as entities separate from their owners as, opposed to associations taxable as corporations, for income tax purposes and

          o the taking of actions by the operating partnership or any of the property-owning entities that could adversely affect our qualification as a REIT.

     In the opinion of Sidley Austin Brown & Wood LLP, based on the factual representations by SL Green and the operating partnership, as set forth in the first paragraph of this section, for federal income tax purposes, the operating partnership will be treated as a partnership and neither SL Green Management LLC nor any of the property-owning entities will be treated as an association taxable as a corporation. If, however, the operating partnership or any of such other entities were treated as an association taxable as a corporation, we would fail to qualify as a REIT for a number of reasons.

     The partnership agreement requires that the operating partnership be operated in a manner that will enable us to satisfy the requirements for classification as a REIT. In this regard, we will control the operation of the operating partnership through its rights as the sole general partner of the operating partnership.

     Tax Allocations with Respect to the Properties. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes. Therefore, the partnership's basis is equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution. Pursuant to
Section 704(c) of the Code, income, gain, loss and deductions attributable to such contributed property must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution, which we refer to as a "Book-Tax Difference". Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The operating partnership was funded by way of contributions of appreciated property to the operating partnership in the transactions leading to its formation. Consequently, the partnership agreement will require these allocations to be made in a manner consistent with Section 704(c) of the Code and the regulations thereunder, which we refer to as the "Section 704(c) Regulations".

     The Section 704(c) Regulations require partnerships to use a "reasonable method" for allocation of items affected by Section 704(c) of the Code and they outline three methods which may be considered reasonable for these purposes. The operating partnership intends to use the "traditional method" of
Section 704(c) allocations, which is the least favorable method from our perspective because of technical limitations. Under the traditional method, depreciation with respect to a contributed property for which there is a Book-Tax Difference first will be allocated to SL Green and other partners who did not have an interest in the property until they have been allocated an amount of depreciation equal to what they would have been allocated if the operating partnership had purchased such property for its fair market value at the time of contribution. In addition, if this property is sold, gain equal to the Book-Tax Difference at the time of sale will be specially allocated to the contributor of the property. These allocations will tend to eliminate the Book-Tax Differences with respect to the contributed properties over the depreciable lives of the contributed property. However, they may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. This could cause us (a) to be allocated lower depreciation deductions for tax purposes than would be allocated to us if all properties were to have a tax basis equal to their fair market value at the time of contribution and (b) to be allocated lower amounts of taxable loss in the event of a sale of such contributed interests in the properties at a book loss, than the economic or book loss allocated to us as a result of such sale, with a corresponding benefit to the other partners in the operating partnership. These allocations might adversely affect our ability to comply with REIT distribution requirements, although we do not anticipate that this will occur. These allocations may also affect our earnings and profits for purposes of determining the portion of distributions taxable as a dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had we purchased our interests in the Properties at their agreed values.

     Interests in the properties purchased by the operating partnership for cash simultaneously with or subsequent to our admission to the operating partnership initially will have a tax basis equal to their fair market value. Thus, Section 704(c) of the Code will not apply to such interests.

Federal Estate Taxes

     In general, if an individual who is not a citizen or resident (as defined in the Code) of the United States owns (or is treated as owning) our stock at the date of death, such stock will be included in the individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

State and Local Tax

     SL Green and our stockholders may be subject to state and local tax in states and localities in which it does business or owns property. Our tax treatment and the tax treatment of the stockholders in such jurisdictions may differ from the federal income tax treatment described above.

                             PLAN OF DISTRIBUTION

     Any of the selling shareholders may from time to time, in one or more transactions, sell all or a portion of the offered shares on the NYSE, in the over-the-counter market, on any other national securities exchange on which the common shares are listed or traded, in negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the offered shares from time to time will be determined by the selling shareholders and, at the time of the determination, may be higher or lower than the market price of the common shares on the New York Stock Exchange. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a selling shareholder or from purchasers of offered shares for whom they may act as agents, and underwriters may sell offered shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Under agreements that may be entered into by SL Green, underwriters, dealers and agents who participate in the distribution of offered shares may be entitled to indemnification by SL Green against specific liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The offered shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the offered shares may be sold include: (a) a block trade in which the broker-dealer so engaged will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of the New York Stock Exchange; (e) privately negotiated transactions; and (f) underwritten transactions. The selling shareholders and any underwriters, dealers or agents participating in the distribution of the offered shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any profit on the sale of the offered shares by the selling shareholders and any commissions received by an such broker-dealers may be deemed to be underwriting commissions under the Securities Act.

     When a selling shareholder elects to make a particular offer of offered shares, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling shareholder and any other required information.

     In order to comply with state securities laws, if applicable, the offered shares may be sold only through registered or licensed brokers or dealers. In addition, in specific states, the offered shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

     SL Green has agreed to pay all costs and expenses incurred in connection with the registration under the Securities Act of 1933 of the offered shares, including, without limitation, all registration and filing fees, printing expenses and fees and disbursements of counsel and accountants for SL Green. The selling shareholders will pay any brokerage fees and commissions, fees and disbursements of legal counsel for the selling shareholders and stock transfer and other taxes attributable to the sale of the offered shares. SL Green also has agreed to indemnify each of the selling shareholders and their respective officers, directors and trustees and each person who controls, within the meaning of the Securities Act of 1933, such selling shareholder against specified losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering. Each of the selling shareholders has agreed to indemnify SL Green, its officers and directors and each person who controls, within the meaning of the Securities Act of 1933, SL Green, and each of the other selling shareholders, against any losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering with respect to written information furnished to SL Green by such selling shareholder; provided, however, that the indemnification obligation is several, not joint, as to each selling shareholder.

                                 LEGAL MATTERS

     The validity of the issuance of the securities offered hereby and the legal matters described under "Federal Income Tax Considerations" will be passed upon for SL Green by Sidley Austin Brown & Wood LLP, New York, New York.

                                    EXPERTS



     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the three years ended December 31, 2000, and the statement of revenues and certain expenses for One Park Avenue included in our Current Report on Form 8-K/A dated January 10, 2001, for the year ended December 31, 2000, and the statement of revenues and certain expenses for 317 Madison Avenue included in our current report on Form 8-K/A, dated June 7, 2001, for the year ended December 31, 2000, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.



                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

     We have filed a registration statement on Form S-3, of which this prospectus forms a part, to register the securities with the SEC. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us, our business and our finances.


Document                                                                 Period
--------                                                                 ------

Annual Report on Form 10-K (File No. 1-13199)......................      Year ended December 31, 2000

Quarterly Report on Form 10-Q (File No. 1-13199)...................      Quarter ended March 31, 2001

                                                                                Dated                  Filed
                                                                                -----                  -----
Current Reports on Form 8-K (File No. 1-13199).....................        January 10, 2001       January 25, 2001
                                                                           February 7, 2001       February 8, 2001
                                                                           February 8, 2001       February 8, 2001
                                                                             May 29, 2001           June 6, 2001
                                                                             June 7, 2001           June 18, 2001

                                                                                Dated                  Filed
                                                                                -----                  -----
Amendments to Current Reports on Form 8-K
(File No. 1-13199).................................................        January 10, 2001        March 26, 2001
                                                                           January 10, 2001        March 27, 2001
                                                                           January 10, 2001        March 29, 2001
                                                                             June 7, 2001          July 13, 2001


     Any documents which we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the end of any offering of securities made under this prospectus will also be considered to be incorporated by reference.

     If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference. Such documents will be provided to you free of charge, but will not contain any exhibits, unless those exhibits are incorporated by reference into the document. Requests should be addressed to Andrew S. Levine, Esq., SL Green Realty Corp., 420 Lexington Avenue, New York, NY 10170, telephone number (212) 594-2700.

                                284,787 SHARES

                             SL GREEN REALTY CORP.

                            SHARES OF COMMON STOCK

                                  ----------

                                  PROSPECTUS

                                  ----------

                                 July __, 2001

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

     The following sets forth the estimated expenses in connection with our securities being registered hereby, other than underwriting discounts and commissions, all of which will be borne by SL Green:

Securities and Exchange Commission registration fee............     $   2,006
Printing and engraving expenses................................        10,000
Legal fees and expenses........................................        20,000
Accounting fees and expenses...................................        20,000
Miscellaneous..................................................           994
Total..........................................................       $53,000


Item 15.  Indemnification of Directors and Officers.


     The Maryland General Corporation Law, as amended from time to time, permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services, or
(b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The articles of incorporation contain a provision which eliminates such liability to the maximum extent permitted by Maryland law.

     The articles of incorporation authorize SL Green, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer of (b) any individual who, while a director of SL Green and at the request of SL Green, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The bylaws of SL Green obligate it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director of SL Green and at the request of SL Green, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The articles of incorporation and bylaws also permit SL Green to indemnify and advance expenses to any person who served a predecessor of SL Green in any of the capacities described above and to any employee or agent of SL Green or a predecessor of SL Green.

     The Maryland General Corporation Law requires a corporation to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The Maryland General Corporation Law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the Maryland General Corporation Law requires SL Green, as a condition to advancing expenses, to obtain (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by SL Green as authorized by the bylaws and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by SL Green if it shall ultimately be determined that the standard of conduct was not met.

     SL Green has entered into indemnification agreements with each of its executive officers and directors. The indemnification agreements require, among other matters, that SL Green indemnify its executive officers and directors to the fullest extent permitted by law and advance to the executive officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under these agreements, SL Green must also indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements and may cover executive officers and directors under SL Green's directors' and officers' liability insurance. Although indemnification agreements offer substantially the same scope of coverage afforded the bylaws, they provide greater assurance to directors and executive officers that indemnification will be available, because, as contracts, they cannot be modified unilaterally in the future by the board of directors or the shareholders to eliminate the rights they provide.

Item 16.  Exhibits.

        1.1   Form of Underwriting Agreement.(1)
        4.1   Articles of Incorporation.(2)
        4.2   By-Laws.(2)
        4.3   Form of Common Share Certificate.(3)
        5.1 Opinion of Sidley Austin Brown & Wood LLP as to the legality of the securities.(4)
        8.1 Opinion of Sidley Austin Brown & Wood LLP as to tax matters.(4)
       23.1   Consent of Sidley Austin Brown & Wood LLP (included in
              Exhibit 5.1).
       23.2   Consent of Ernst & Young LLP.
       24.1 Power of attorney (included on signature page of registration statement on Form S-3 (No. 333-62434)).


------------------
(1) Previously filed as an exhibit to Registration Statement on Form S-3 (No. 333-30394) and incorporated herein by reference.
(2) Previously filed as an exhibit to Registration Statement on Form S-11 (No. 333-29329) and incorporated herein by reference.
(3) Previously filed as an exhibit to Amendment No. 2 to Registration Statement on Form S-11 (No. 333-50311) and incorporated herein by reference.
(4) Previously filed as an exhibit to Registration Statement on Form S-3 (No. 333-62434) and incorporated herein by reference.

Item 17.  Undertakings.

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement;

               (A) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered if the total dollar value of securities offered would not exceed that which was registered and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     Provided, however, that paragraphs (1)(A) and (1)(B) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each of these post-effective amendments shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission the indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by the director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (d) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933 the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, SL Green Realty Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, on July 16, 2001.



                                         SL GREEN REALTY CORP.




                                         By:  /s/ Thomas E. Wirth
                                              -------------------------------
                                                  Thomas E. Wirth
                                                  Chief Financial Officer


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.




             Signature                                      Title                                    Date
             ---------                                      -----                                    ----
     Stephen L. Green*                Chief Executive Officer and Chairman of the
-------------------------------
     Stephen L. Green                 Board of Directors


     Marc Holliday*                   President
-------------------------------
     Marc Holliday


     /s/ Thomas E. Wirth              Executive Vice President and Chief Financial              July 16, 2001
-------------------------------       Officer (principal financial officer and
     Thomas E. Wirth                  principal accounting officer)



    Benjamin P. Feldman*              Director
-------------------------------
     Benjamin P. Feldman

     John H. Alschuler*               Director
-------------------------------
     John H. Alschuler

     Edwin Thomas Burton, III*        Director
-------------------------------
     Edwin Thomas Burton, III

     John S. Levy*                    Director
-------------------------------
     John S. Levy


*By:  /s/ Thomas E. Wirth                                                                       July 16, 2001
      -------------------------
            Attorney-in-Fact




                                 Exhibit Index


 Exhibits                                           Description
 --------                                   ----------------------------

  23.2             ____                     Consent of Ernst & Young LLP